SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.1)*

HUBEI MINKANG PHARMACEUTICAL LTD.
(Name of Issuer)

Common Stock, par value $0.001
(Title of Class of Securities)

44352W 101
(CUSIP Number)

55 Ubi Ave. 3, #03-01, Mintwell Building
Singapore 408864
(Address of principal executive offices, including Zip Code)

Registrant's telephone number, including area code: 65-6747-7883
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

January 29, 2013
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13D to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Lee Tong Tai
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (See Instructions) (b) [ ]
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (See Instructions) PF
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED [ ] PURSUANT TO ITEMS 2(d) OR 2(e)
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Singapore
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	SOLE VOTING POWER 8,628,868 (1)
	(8)	SHARED VOTING POWER 2,947,163 (2)(3)
	(9)	SOLE DISPOSITIVE POWER 8,628,868 (1)
	(10)	SHARED DISPOSITIVE POWER 2,947,163 (2)(3)
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,576,031
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.18% (4)
(14)	TYPE OF REPORTING PERSON (See Instructions) IN

(1)        Lee Tong Tai has sole voting and dispositive power of 8,628,868 shares which he directly owns.
(2)        Lee Tong Tai is deemed to beneficially own and have shared voting and dispositive power of the 1,984,170 shares owned directly by his wife, Tey Kim Kee and the 962,993 shares owned directly by his son, Lee Wei Meng, who resides with Lee Tong Tai.
(3)        Lee Tong Tai expressly disclaims beneficial ownership of the 962,993 shares owned directly by his son, Lee Wei Meng.
(4)        Based on 52,189,045 shares of common stock issued and outstanding as of January 29, 2013.

Item 1.           SECURITY AND ISSUER

                    The class of equity securities to which this statement relates is common stock, $0.001 par value per share (the "Common Stock") of Hubei Minkang Pharmaceutical Ltd., a corporation organized under the laws of the State of Nevada (the "Issuer"). The address of the principal executive offices of the Issuer is 55 Ubi Ave. 3, #03-01, Mintwell Building, Singapore 408864.

Item 2.           IDENTITY AND BACKGROUND

                     (a) - (c)

                    Mr. Lee Tong Tai (age 61) of 48 Carpmael Road, #03-06, Singapore, is currently the President, CEO and Director of Hubei Minkang Pharmaceutical Ltd. since September 21, 2011. Mr. Lee served for 27 years in the Singapore Armed Forces where he held numerous key positions including Chief Engineer Officer of the Army and Chief of Staff of the 9th Singapore Combined Arms Division. In 2002, Mr. Lee incorporated Bizpoint International Ltd. where he is the Chairman and Chief Executive Officer. Bizpoint International Ltd. is in the business of providing IT solutions and software development tools for customers in various industries such as retail, manufacturing, food and beverage, logistings, chemical and others. Bizpoint International Ltd. is a public company quoted on the Singapore Over-The-Counter Platform and trades under the symbol "BP.OC". In 2005, Mr. Lee started a multi-faceted business named Sensori Holding(S) Pte. Ltd. which contained a pharmaceutical company in China, a dental chain, a spa institution and a distribution network of cosmetic products. Mr. Lee is the Chairman and Chief Executive Officer of Sensori Holding(S) Pte. Ltd. In addition, Mr. Lee is the Deputy Chairman and a director of Hubei Minkang Pharmaceutical Co., Ltd.

                     (d) and (e)

                    During the last five years, Mr. Lee Tong Tai has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                     (f)

                    Mr. Lee Tong Tai is a citizen of Singapore.

Item 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

                    On January 29, 2013, pursuant to a private placement, Mr. Lee Tong Tai purchased 1,510,970 common shares of the Issuer at a price of $0.20 per shares for an aggregate purchase price of $302,194 from his personal funds.

Item 4.           PURPOSE OF TRANSACTION

                    Mr. Lee Tong Tai acquired the Issuer's Common Stock for investment purposes and pursuant to the transaction described in Item 3 above.

Except as set forth herein, Mr. Lee Tong Tai has made no proposals, and entered into no agreements, which would be related to or would result in any of the events or matters described in part (a) through (j) of Item 4 of Schedule 13D.

Item 5.           INTEREST IN SECURITIES OF THE ISSUER

                    (a)     Mr. Lee Tong Tai currently directly owns 8,628,868 shares of Common Stock of the Issuer which represents 16.53% of the shares of Common Stock issued and outstanding as of January 29, 2013.

                    (b)     Mr. Lee Tong Tai has the sole power to vote or to direct the vote and the sole power to dispose or direct the disposition of 8,628,868 shares of Common Stock, which he directly owns. In addition, Mr. Lee is deemed to have shared power to vote or direct the vote and shared power to dispose or direct the disposition of 1,984,170 shares of Common Stock, which are owned directly by his wife, Tey Kim Kee, and 962,993 shares of Common Stock, which are owned directly by his son, Lee Wei Meng, who resides with Mr. Lee. Mr. Lee Tong Tai expressly disclaims beneficial ownership of the 962,993 shares of Common Stock which are owned directly by his son, Lee Wei Meng.

                    (c)     Other than the transaction described in Item 3 above, Mr. Lee Tong Tai has not affected any transaction in the Common Stock during the past sixty (60) days.

                     (d)     No other persons are known that have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities

                    (e)     Not applicable.

Item 6.           CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER

                    Except as otherwise indicated above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among Mr. Lee Tong Tai and any other person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.           MATERIAL TO BE FILED AS EXHIBITS

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 27, 2013	By: /s/ Lee Tong Tai Name: Lee Tong Tai